

Mail Stop 4631

January 27, 2016

<u>Via E-Mail</u>
Mr. Dennis Mancino
President, Chief Executive Officer, and Director
HD View 360 Inc
333 NE 24th Street, Suite 100B
Miami, FL 33137

      Re: **HD View 360 Inc**
                 Registration Statement on Form S-1
                 Filed December 31, 2015
                 File No. 333-208826

Dear Mr. Mancino:

We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the disclosure on page 14 and elsewhere that you are required to file reports under Section 15(d) of the Exchange Act in the fiscal year that the registration statement is declared effective and that you are not required to file these reports after that fiscal year, provided you have less than 300 shareholders. Disclose whether you intend not to file reports under Section 15(d) of the Exchange Act after the fiscal year in which the registration statement is declared effective, provided you have less than 300 shareholders.

Mr. Dennis Mancino
HD View 360 Inc
January 27, 2016
Page 2

Registration Statement's Facing Page

2. The EDGAR system indicates that your primary standard industrial classification code number is 1700 and not 7373. Please revise.

Calculation of Registration Fee, page ii

3. Specify in footnote (3) the subparagraph of Rule 457 of the Securities Act that you relied upon for computing the amount of the registration fee.

Prospectus' Outside Front Cover page

4. Disclosure in the fee table indicates that you intend to seek a market maker to have your common stock quoted on the OTCQB. Please clarify this on the prospectus' outside front cover page and in your plan of distribution section. Note that issuers of securities on the OTCQB may rely upon certain staff accommodations for issuers where a public or existing market is necessary. For example, selling stockholders of an issuer of securities on the OTCQB may sell at prices set by that market once the issuer's shares are quoted on the OTCQB. This position, however, does not extend to certain other OTC Markets' marketplaces such as OTCPink. Please revise, therefore, your references to other OTC Markets on the prospectus' outside front cover page and in the plan of distribution section to clarify that you are referring to the OTCQB.

Offered Price by Selling Stockholders, page 6

5. Disclosure that the selling stockholders will offer the shares at prevailing market prices or privately negotiated prices is inconsistent with disclosure on the prospectus' outside front cover page and elsewhere that the selling stockholders will offer their shares at $0.70 per share until your shares are quoted by the OTC Markets inter-dealer quotation system and thereafter at prevailing market prices or privately negotiated prices. Please reconcile the disclosures.

Selling Stockholders, page 16

6. We note that you list a number of transactions in which the company sold shares of common stock. Please identify which of these transactions resulted in the selling stockholders owning the shares of common stock that you are registering for resale.

7. We note that some selling stockholders have the same surname. For example, refer to Diego Terzano and Fabiola Terzano, Jessica Gomez and Andres Gomez, the controlling stockholder

of Global Prestige Development Group. Tell us the relationship, if any, of any selling stockholders with the same surname.

8. Your selling stockholders table indicates that Miklos Gulyas owns 19.5% of the company's outstanding common stock before the offering and 20% after the offering in which he has registered 50,000 shares of common stock for resale. Please revise.

9. Refer to footnote (4) to the selling stockholders' table. Disclose whether Andres Gomez has sole or shared voting and dispositive powers for the shares of common stock beneficially owned by Global Prestige Development Group.

Property, 25

10. Advise what consideration you have given to filing the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Liquidity and Capital Resources, page 27

11. Please amend your filing to provide a discussion and analysis of liquidity with a focus on material changes in operating, investing, and financing cash flows as depicted in the statement of cash flows and the reasons for underlying changes. Refer to Section 501.13.b of the Financial Reporting Codification and Item 303 of Regulation S-K for guidance.

Cost and Expenses, page 28

12. You identify the amounts of certain income statement account line items period over period; however, you do not provide an explanation of the underlying reason for changes across periods. Please amend your filing to provide an explanation for the changes in your income statement line items. Refer to Section 501.12 of the Financial Reporting Codification and Item 303 of Regulation S-K for guidance.

Results of operations, page 29

13. Please amend your filing to include a discussion of revenue and gross margin and the underlying reasons for changes period over period. For example, we note that gross margin increased from 32% for the nine months ended September 30, 2014 to 56% for the nine months ended September 30, 2015, but there is no analysis to explain the increase or whether this will be indicative of future period results. Additionally, on page 28 you disclose that increased sales in 2015 were attributable to increased volume of sales to two customers and their franchisees so it is unclear to us whether this was the underlying reason for the increase in gross margin. Please clarify in your amended filing. If there were multiple contributing

factors for the increase in gross margin, such as increase in sales price, decreased inventory costs, or change in product mix, please also provide a discussion of these factors, and quantify each contributing factor. Refer to Section 501.12 of the Financial Reporting Codification and Item 303 of Regulation S-K for guidance.

Executive Compensation, page 32

14. Update the summary compensation and the outstanding equity awards tables to include data for the fiscal year ended December 31, 2015. See subparagraphs (n)(1) and (p)(1) of Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 35

15. Update the disclosure to include information for your entire last fiscal year. See Item 404(a) of Regulation S-K.

Interest of Named Experts, page 36

16. Include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Additional Information, page 37

17. We note the "not necessarily complete" language in the first paragraph. Clarify that statements contained in the prospectus about the contents of any contract or other document filed as an exhibit to the registration statement include the material provisions of the contract or other document.

18. We note the statement "We file periodic reports under the Exchange Act" in the second paragraph. Clarify that you will file periodic reports under the Exchange Act following the registration statement's effectiveness.

Report of Independent Registered Public Accounting Firm, page F-1

19. Please update your financial statements when required pursuant to Rule 8-08 of Regulation S-X.

Notes to the Financial Statements, page F-5

20. Given your disclosure that two customers materially impacted sales for 2015, please tell us your consideration of providing information about major customers pursuant to ASC 280-10-

50-42. Specifically, if revenues from transactions with a single external customer amount to 10% or more of your revenues, you are required to disclose that fact and the total amount of revenues from each such customer.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

                              Very truly yours,

                              /s/ Pamela A. Long

                              Pamela A. Long
                              Assistant Director
                              Office of Manufacturing and Construction

cc: Via E-Mail
         Brenda Hamilton, Esq.
         Hamilton & Associates Law Group, P.A.
         101 Plaza Real South, Suite 202 N
         Boca Raton, FL 33432